FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT TO FOREIGN FILER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                             SECURITIES ACT OF 1934

                           For the month of March 2005

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 -                         .
                               ------------------------

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

         This document may contain statements that could constitute forward-looking statements, including, but not limited to our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on our future financial performance. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect our expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the long-term impact of significant changes regarding the role of the government in the economy. Changes in laws and economic and business conditions in Argentina since 2001 have been extensive and rapid and have had a severe impact on our financial condition. Our future financial condition may also be affected by continuing uncertainties with respect to the outcome of legal proceedings relating to our debt restructuring, the Argentine legal framework, and an increase in inflation. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in our business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult our annual report filed under Form 20-F as well as periodic submissions made under Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

         Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars.

         During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rua, the default on part of Argentina's sovereign debt and the devaluation of the Argentine peso in January 2002, after more than 10 years of parity with the U.S. dollar. In 2002, the Argentine government undertook a number of far-reaching initiatives affecting Argentina's economy in general and its financial system in particular. These measures radically changed the country's monetary and foreign exchange regime and the regulatory environment for doing business in Argentina, affecting all sectors of the economy.

         Although the government succeeded in stabilizing the main macroeconomic variables in the second half of 2002 and the economy has grown since, the impact of Argentina's economic crisis in 2002 has not been overcome, as evidenced by the fact that more than 40% of the population remains below the poverty line. We can give no assurance that the current growth and partial stabilization will prove sustainable in the long-term.

         On December 23, 2001, Argentina suspended payments on its sovereign debt, except for debt owed to multilateral credit agencies. During most of 2002 and the first eight months of 2003, Argentina had numerous rounds of negotiations with the International Monetary Fund (the "IMF") regarding Argentina's economic program and the medium-term refinancing of its debt with the IMF. These negotiations failed to produce consensus with respect to certain demands submitted by the IMF, including that Argentina increase the tariffs charged by utilities and agree to a medium-term primary surplus in public sector accounts. Ultimately, in September 2003, the Argentine government and the IMF agreed to rollover Argentina's obligations to the IMF over a three-year period. The agreement specified a surplus of 3% of GDP and several other qualitative targets for 2004. No primary surplus targets were set for 2005 and 2006 and agreement on various issues, including structural reforms, was deferred.

         During 2004, negotiations with the IMF once again stalled as it became clear that the IMF's conditions regarding the manner in which Argentina would conduct the restructuring of its approximately US$ 100 billion of defaulted debt with private creditors were not acceptable to Argentina. In early August 2004, the IMF delayed a $728 million loan payment to Argentina to assess the Argentine government's progress in its debt restructuring talks with private creditors, and in raising utility rates. The IMF and Argentina ultimately deferred negotiation of certain undetermined aspects of the IMF program until after Argentina completed the restructuring of its defaulted debt with private creditors. During that period, Argentina met its payment obligations to the IMF. Argentina announced an exchange offer to holders of its defaulted bonds in January 2005 which ultimately attracted the participation of holders of approximately 76% of the defaulted debt. We can give no assurance that the completion of the restructuring offer to Argentina's satisfaction will pave the way to an agreement with the IMF regarding Argentina's medium-term economic program and the refinancing of its outstandings to the IMF and other multilateral institutions on terms acceptable to Argentina. Failure to reach such agreement may have an adverse impact on Argentina's ability to maintain economic growth.

         Argentina's current President, Mr. Nestor Kirchner, elected in 2003, has been highly critical of certain policies followed in the 1990s, to which he attributes in part the crisis that affected Argentina. His administration has pursued the monetary and fiscal policies initiated in 2002 to administer the crisis but has resisted demands for "structural" reforms made by the IMF. Argentina's economic growth since 2002 has been driven by exports and import-substitution, both attributable primarily to the lasting effect of the real devaluation of the peso in January 2002. Recently, however, the peso has appreciated in real terms, and Argentina's competitiveness has diminished. The ability of the Argentine government to maintain the levels of fiscal surplus achieved in recent years may be weakened by decreasing exports. If the Kirchner administration's economic policy fails to turn the economic growth Argentina experienced since 2002 into sustainable development in the long run, political and economic instability may return. As in Argentina's past history, the economy is also likely to suffer, especially if political and social pressures in Argentina inhibit the implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This would also have an adverse impact on the private sector's long-term ability to grow and invest.

         Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by Argentina's economic crisis and many of the measures taken by the Argentine government since 2001. The economic and financial crisis affecting Argentina has:

         o resulted in a net loss of subscribers, totaling approximately 352,000 in 2002. However, during the years ended December 31, 2003 and 2004 we experienced some recovery in our subscriber base with a net addition of approximately 108,300 subscribers during that two-year period;

         o eliminated practically all of our sources of liquidity, other than our cashflow from operations, resulting in our inability to refinance debt that matured in 2002, 2003 and 2004;

         o caused us to default in the payment of principal and interest due on our 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125%
             Series E Notes due 2009, 10 1/2% Series C Notes due 2018, Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt," and together with the Existing Notes, the "Existing Debt"); and

         o caused a significant decline in the value of our assets and anticipated revenues.

Continuation of Operations

         In response to the severe economic recession that Argentina suffered during 2001 and 2002, we devoted our resources and revenues to ensure the continuity of our operations and focused our efforts on the restructuring of our financial debt, including all of our Existing Notes. Our restructuring proposal, to be implemented by means of an "acuerdo preventivo extrajudicial" or pre-packaged reorganization plan ("APE"), comprises three options: a cash option, a ten-year par bond option and a combined option (including a seven-year discount bond and common stock), each subject to a ceiling. Our proposal was launched and submitted to our financial creditors in early 2003. Based on the approvals obtained at a bondholders' meeting held on December 10, 2003, together with the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Commercial Court No. 4 of Buenos Aires (the "Buenos Aires Court") seeking judicial confirmation. Following publication by us of the statutory notices as ordered by the Buenos Aires Court on December 17, 2003, creditors could file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (the "WRH Affiliates"). We filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting each of the objections filed, confirming the APE and ordering that persons present at the bondholders' meeting held on December 10, 2003, who voted against or abstained from voting, as well as those who were absent, be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options presented, and that such elections be given the same treatment as those made at the December 10, 2003 bondholders' meeting. On October 4, 2004 the Court of Commercial Appeals, Chamber "A" (the "Court of Commercial Appeals") rendered a decision affirming the Buenos Aires Court's April 14, 2004 order. On December 14, 2004 the Court of Commercial Appeals dismissed the extraordinary appeal filed by WRH Affiliates against its decision of October 4, 2004 affirming the lower court's confirmation of our APE. Reportedly, the WRH Affiliates have filed a "recurso de queja" with Argentina's Supreme Court seeking to reverse the decision rendered by the Buenos Aires Court.

         WRH Affiliates also brought action against us in New York State courts on December 19, 2003, seeking, among other things, to prevent the continuation of the APE proceedings in Argentina. On January 16, 2004, our "Directorio", or Board of Directors, filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), seeking to protect our APE proceedings and to ensure that the outcome of such proceedings will be respected in the United States. On January 28, 2004, WRH Affiliates and a Mr. Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of Existing Notes, sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

         On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

         The order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners did not interfere with participation by our creditors or any other person in our APE proceedings. The order made clear that any person's or party's participation in the APE or the APE proceedings in Argentina would not be prohibited or limited by application of automatic stay provisions of the U.S. Bankruptcy Code.

         On March 12, 2004, the U.S. Bankruptcy Court denied a preliminary motion by a WRH Affiliate seeking a declaration that its rights as a holder of negotiable obligations issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939, cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned
Section 304 proceeding should be denied in the case of Multicanal S.A.

         On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by our Board of Directors and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to Multicanal obtaining a final favorable decision in the United States, including with respect to a possible discriminatory effect identified by the U.S. Bankruptcy Court with respect to the options available to U.S. retail holders under our APE. After additional submissions by us and the WHR Affiliates, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision granting the definitive relief requested by the Board of Directors and dismissing the involuntary petition, subject to the implementation by us of a remedy with respect to the US retail holders that elected the cash option on or prior to December 12, 2003. On January 6, 2005 the U.S. Bankruptcy Court entered an order granting the Section 304 petition and issuing a permanent injunction, subject to the condition that we implement a remedy as required by the U.S. Bankruptcy Court's decisions. The permanent injunction provides that the APE be recognized and enforced in the U.S. to the same extent that the APE is recognized and enforced in Argentina. The U.S. Bankruptcy Court's decision was appealed by the WRH Affiliates to the U.S. District Court for the Southern District of New York (the "U.S. District Court").

         We can provide you no assurance that the U.S. Bankruptcy Court's order of January 6, 2005 will be upheld by the U.S. District Court. Decisions rendered by the U.S. District Court may have an adverse impact on the manner in which we consummate our restructuring, even if our APE is considered finally approved in Argentina. Any appellate decision by the U.S. District Court may be further appealed to the United States Court of Appeals for the Second Circuit.

         As of the date of this filing, we have been served with process on 35 involuntary bankruptcy (quiebra) petitions. Of those 35 petitions, one has been suspended and 34 have been dismissed by the court because the court deposits we made to cover the petitioners' claims were, in the view of the court of original jurisdiction, sufficient to disprove that we were unable to pay our debts as they fell due. The lower court's decision dismissing the petitions has been affirmed by the court of appeals.

Overview

         Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2004 and 2003. The financial information included in the discussion below as at December 31, 2004 and 2003 and for the year ended December 31, 2004 is derived from our consolidated financial statements. The information in this section should be read together with the consolidated financial statements and the related notes included elsewhere in this report. Our consolidated financial statements were prepared in accordance with Argentine generally accepted accounting principles ("GAAP"), which differ from U.S. GAAP. In compliance with SEC rules, no numerical measure calculated other than in accordance with GAAP or U.S. GAAP has been included in this Management's Discussion and Analysis.

Volatility of the Peso

         The decision to float the peso on January 7, 2002 and the devaluation of the peso that followed, mainly during the first half of 2002, resulted in an increase in the nominal exchange rate of the U.S. dollar versus the peso during 2002, reaching its highest point of Ps. 3.90 per U.S. dollar on June 25, 2002. At December 31, 2004, the peso/dollar sell rate quoted by Banco de la Nacion Argentina was Ps. 2.98 to U.S.$ 1.00.

         Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation had a negative impact on the ability of Argentine businesses to honor foreign currency denominated debt, strongly reduced real wages and had a negative impact on businesses whose activity is dependent on domestic market demand, such as utilities and the financial industry. Consequently, the devaluation adversely affected the government's tax revenues (measured in dollars) and therefore its ability to honor its foreign debt obligations.

         An excessive appreciation of the peso would also have negative effects for the Argentine economy, reducing the competitiveness of exporters. Significant fluctuations in the value of the peso can be expected to have significant adverse effects on the Argentine economy and on our financial condition and results of operations. Given the uncertainty as to Argentina's long-term economic prospects, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how that uncertainty will affect our operations and financial condition.

         Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.94 per U.S.$
1.00 in the case of assets and Ps. 2.98 per U.S.$ 1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nacion Argentina on December 31, 2004.

Inflation Accounting

         Effective September 1, 1995, as required by rules issued by the Comision Nacional de Valores or National Securities Commission ("CNV"), we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods. Prior to March 6, 2002, accounting principles did not differ from applicable CNV regulations provided that the annual variation in the wholesale price index (the "WPI") did not exceed 8% per annum. For the years ended December 31, 2002, 2003 and 2004, the WPI increased by 118.0%, 2.0%, and 7.9% respectively.

         To address the impact of the high inflation rates brought about by the discontinuation of the convertibility regime in Argentina at the beginning of 2002 on Argentine companies' financial statements, the Argentine government issued Decree No. 1269/02 on July 17, 2002, reestablishing the restatement of financial information to account for inflation and instructing the CNV to issue specific regulations regarding its application to companies, like us, subject to the CNV's jurisdiction. On July 25, 2002, the CNV issued Resolution No. 415/02, providing that financial statements filed after the date of the resolution should be restated to recognize changes in the purchasing power of the peso, effective January 1, 2002. On March 25, 2003 the Argentine government issued Decree No. 664/03 providing that financial statements for periods ending on a date subsequent to the date of that decree be expressed in nominal currency. Subsequently, the CNV issued Resolution No. 441/03 also eliminating inflation adjustment for all financial statements effective March 1, 2003. On October 10, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") issued Resolution MD No. 041/03 eliminating the inflation adjustment for all financial statements, as from October 1, 2003. In accordance with CNV resolutions, we discontinued the restatement of our financial statements as from March 1, 2003. Accordingly, our results for any period prior to March 1, 2003 have been restated as follows:

         o results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, from the month in which the transaction took place; and

         o results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

         Financial results were valued net of general inflation on the related assets and liabilities until February 28, 2003. The income statement for the year ended December 31, 2004 does not reflect any effects of inflation on our net holdings of monetary assets and liabilities. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include peso-denominated accounts receivable, accounts payable and cash. The restatement of the income statement to reflect wholesale price level changes merely reflects the effects of inflation, and does not imply either a generation or use of funds.

         As described above, inflation adjustment was discontinued as of March 1, 2003. This criterion is not in line with prevailing professional accounting standards, under which financial statement are to be restated until December 31, 2003. Had the provisions of those standards been applied, our shareholders equity and results for the year ended December 31, 2003 would have decreased by Ps. 35 million and Ps. 32 million respectively. This deviation is not material for our consolidated financial statements for the year ended December 31, 2004.

Subscribers

         The following table sets forth selected information relating to us within each of the areas in which we operated as of December 31, 2004 based on our internally generated market information:

                     Cities of
                       Buenos
                     Aires, La     Atlantic
                     Plata and     Coast and                   Total
                      Greater       Central                  Argentine                               Total        Total
                    Buenos Aires   Argentina     Litoral      Regions     Paraguay     Uruguay   International  Multicanal
                    ------------------------------------------------------------------------------------------------------
Multicanal Homes
Passed                2,947,519    1,083,034      428,433    4,458,986     327,300     520,000       847,300    5,306,286
Multicanal
Subscribers             486,135      309,983      131,483      927,601      45,181      85,069       130,250    1,057,851
Multicanal
Penetration               16.5%        28.6%        30.7%        20.8%       13.8%       16.4%         15.4%        19.9%

         Multicanal's churn rate for 2004 was 16.1%, as compared to 20.5% for 2003. The annualized churn rate for the three-month period ended December 31, 2004 was 13.5%, as compared to 17.4% for the three-month period ended December 31, 2003. The decrease in the churn rate is primarily due to the continued recovery of the Argentine economy and our introduction of a sign-up fee, resulting in a lower loss of subscribers and disconnections. Our churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. During the year ended December 31, 2004 we continued to increase subscribers, recovering in part for the subscriber losses during prior years as a result of the economic crisis, with a net addition of approximately 76,300 subscribers as compared to a net addition of approximately 32,000 during the year ended December 31, 2003.

Years ended December 31, 2004 and 2003

         Net Revenues. Net revenues were Ps. 556.6 million for the year ended December 31, 2004. This figure represents an increase of 9.7% compared to net revenues of Ps. 507.5 million for the year ended December 31, 2003. The increase in net revenues in this period as compared to the year ended December 31, 2003 is attributable to the higher number of subscribers in 2004 compared to 2003, an increase in the basic fees for our services, an increase in advertising sales of Ps. 4.7 million, as well as an increase in other sales of Ps. 0.2 million. This increase in net revenues was partially offset by an increase in charges for the allowance for doubtful accounts of Ps. 0.7 million.

         Our revenues are presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps. 266.4 million for the year ended December 31, 2004. This figure represents an increase of 8.7% over our direct operating expenses of Ps. 245.0 million in the year ended December 31, 2003, which is mainly attributable to increases in sundry of Ps. 11.0 million, payroll and social security expenses of Ps. 6.2 million, programming expenses of Ps. 3.0 million, taxes, rates and contributions of Ps.
1.5 million, personnel expenses of Ps. 1.3 million, printing distribution of magazines of Ps. 1.1 million and fees and compensation for services of Ps 1.0 million, partially offset by a decrease in overhead of Ps. 2.5 million and commissions of Ps. 1.2 million.

         Direct operating expenses consist principally of:

         o   signal delivery fees paid to programming suppliers;

         o wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections; and

         o to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for our monthly publication.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 114.5 million for the year ended December 31, 2004. This figure represents an increase of 21.2% from Ps. 94.5 million for the year ended December 31, 2003, which is attributable principally to an increase in taxes, rates and contributions of Ps. 3.2 million (as a consequence of the expiration of the competitiveness law on March 31, 2003 which contemplated certain exemptions on taxes), publicity and advertising of Ps. 4.3 million, payroll and social security expenses of Ps. 2.6 million, sundry of Ps 3.1 million, fees and compensation for services of Ps. 2.6 million, personnel expenses of Ps. 1.5 million, commissions of Ps. 1.3 million and building expenses of Ps. 1.8 million, and was partially offset by a decrease in overhead of Ps. 0.7 million and expenses related to employee dismissals of Ps.
1.0 million.

         Our selling, general, administrative and marketing expenses consist of:

         o    professional fees;
         o    wages and benefits of non-technical employees;
         o    sales commissions;
         o    advertising;
         o    insurance;
         o    rental of office space;
         o    other office related expenses; and
         o    various direct taxes.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps. 116.5 million in the year ended December 31, 2004. This figure represents a decrease of 22.4% compared to depreciation and amortization expenses of Ps. 150.1 million in the year ended December 31, 2003. This decrease in our depreciation and amortization expenses was mainly due to the expiration of the useful lives of some of our property and equipment.

         Financial (Income) Expenses and Holding Losses Net. Our net financial losses were Ps. 260.0 million in the year ended December 31, 2004, compared with financial gains, net, of Ps. 26.1 million in the year ended December 31, 2003. The peso/U.S. dollar exchange rate having remained relatively stable during 2004, the net financial losses for the year ended December 31, 2004 are attributable principally to interest on our outstanding financial debt, which was not offset, as in 2003, by the impact of an appreciation of the peso on the Company's U.S. dollar-denominated assets and debt (Ps. 255.9 million).

         Other Non-Operating Income (Expenses), Net. Other non-operating expenses net, were Ps. 4.0 million in the year ended December 31, 2004, compared to other non-operating income, net, of Ps. 4.0 million in the year ended December 31, 2003.

         Income Taxes and/or Tax on Minimum Notional Income. We recorded a gain in income taxes for the year ended December 31, 2004 of Ps. 73.4 million compared to a gain of Ps. 8.1 million for the year ended December 31, 2003. The gain recorded for the year ended December 31, 2004 reflects mainly a tax loss carry-forward recorded for that period. The gain on income taxes recorded for the year ended December 31, 2003 was significantly smaller mainly as a result of the financial gain recorded by Multicanal as a result of the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated assets and debt and income taxes paid by our subsidiaries.

         Net Gain/Loss. We recorded a net loss of Ps. 130.9 million for the year ended December 31, 2004, as compared to a net gain of Ps. 61.6 million for the year ended December 31, 2003, as a result of the factors described above.

Liquidity and Capital Resources

         We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

         o   equity contributions from our shareholders;

         o   borrowings under bank facilities or debt security issuances;

         o   cash flow from operations; and

         o   financing by sellers of cable systems we acquire.

         The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002, 2003, and 2004. As a result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Debt since February 2002. See "Continuation of Operations." Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

         As of December 31, 2004, our accumulated losses have exceeded 50% of our capital and 100% of our reserves. Section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations. This situation will be remedied upon consummation of the transactions contemplated in our APE.

         At December 31, 2004, our cash position (including short term investments) totaled Ps. 233.3 million (U.S.$ 79.3 million). During the year 2004 we applied cash flows from operating activities to ensure the continuity of our operations. We estimate our expenses related to the restructuring of our Existing Debt, excluding expenses incurred in the Section 304 petition and as a result of the WRH Affiliates litigation, at approximately U.S.$ 11.0 million. We would also need to use approximately U.S.$22.5 million of the cash currently available to us to pay the purchase price for the Existing Debt subject to the cash option in our APE.

Condensed from the original prepared in Spanish for publication in Argentina

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                 MULTICANAL S.A.


CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
Report of independent auditors .........................................    F-2
Consolidated balance sheets.............................................    F-4
Consolidated statement of operations....................................    F-5
Consolidated statement of changes in shareholders' equity...............    F-6
Consolidated statement of cash flows....................................    F-7
Notes to the consolidated financial statements..........................    F-8
Exhibit.................................................................   F-34

REPORT OF INDEPENDENT ACCOUNTANTS ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors and Shareholders of Multicanal S.A.

1. We have audited the accompanying condensed consolidated balance sheets of Multicanal S.A. and its subsidiaries at December 31, 2004 and 2003 and the related condensed consolidated statements of operations, of cash flows and of changes in shareholders' equity for the years then ended. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our audits.

2. We conducted our audits of the condensed consolidated financial statements in accordance with Argentine auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the net asset of deferred taxes will be recovered.

4. The Company has prepared its financial statements applying the restatement criteria established by the National Securities Commission, which, as mentioned in Note 2.2., differ from the accounting standards in force in the Autonomous City of Buenos Aires referring to the non-recognition of the effects of inflation on the financial statements after March 1, 2003 and until September 30, 2003. Had those regulations been applied, the Company's shareholders equity at December 31, 2003 and the results for the year then ended would have decreased by $ 35 million and $ 32 million, respectively. This deviation is not material on the financial statements at December 31, 2004.

5. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed consolidated financial statements.

6. Our report dated March 8, 2004 on the financial statements of Multicanal S.A. at December 31, 2003 included a qualification referred to the uncertainty as to the approval of the out-of-court reorganization proceedings and its impact on the continuity of the Company's operations. As detailed in Note 6, on October 4, 2004 the National Court of Appeals confirmed the ruling approving the reorganization and on December 14, 2004 the Court rejected the extraordinary appeal filed by State Street Bank & Trust Co. This situation eliminates the uncertainty generated at that moment and, consequently, our opinion on the financial statements at December 31, 2003 differs from our original opinion.

7. In our opinion, except for the departure of generally accepted accounting standards mentioned in paragraphs 4. and 5. and subject to the effect on the financial statements of the adjustments and reclassifications, if any, that might result from the situation described in paragraph 3., the condensed consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Multicanal S.A. and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Autonomous City of Buenos Aires.

8. The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in the Autonomous City of Buenos Aires, which differ from the accounting principles generally accepted in other countries, including the United States of America.



Buenos Aires, Argentina                     PRICE WATERHOUSE & CO. S.R.L.
March 9, 2005
                                            by /s/Carlos A. Rebay    (Partner)
                                            ------------------------------------
                                            Carlos A. Rebay

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                           CONSOLIDATED BALANCE SHEETS
                         (At December 31, 2004 and 2003)

                                                                                           December 31,
                                                                           --------------------------------------------
                                                                                   2004                    2003
                                                                           --------------------------------------------
                                                                                                  $
                                                                           --------------------------------------------
                                 ASSETS
CURRENT ASSETS

Cash and banks...........................................................           182,064,389           187,475,744
Short-term investments (Note 3 (a)) .....................................            51,193,257               450,952
Trade receivables (Note 3 (b))...........................................            18,989,354            15,527,882
Receivables from related parties.........................................            13,093,359            12,016,311
Other (Note 3 (c)).......................................................            55,411,769            46,926,992
                                                                           ---------------------- ---------------------
         Total current assets............................................           320,752,128           262,397,881
                                                                           ---------------------- ---------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e)).......................................             6,896,177            11,996,007
Property and equipment, net (Note 4).....................................           424,711,853           495,848,975
Intangible assets (Note 5)...............................................            31,634,861            35,083,550
Goodwill (Note 3(f)).....................................................         1,180,519,258         1,172,682,439
Other (Note 3 (d)).......................................................           463,995,292           379,349,295
                                                                           ---------------------- ---------------------
         Total non-current assets........................................         2,107,757,441         2,094,960,266
                                                                           ---------------------- ---------------------
         Total assets ...................................................         2,428,509,569         2,357,358,147
                                                                           ====================== =====================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................            76,107,255            96,041,540
Short-term bank and financial debt (Notes 3 (g) and 7)...................         2,208,644,560         1,963,820,070
Acquisition related debt ................................................               314,315             8,158,497
Taxes payable............................................................            16,379,412            16,878,902
Debt with related parties................................................                15,088                20,458
Payroll and social security..............................................            12,121,948            11,643,677
Other (Note 3 (h)).......................................................             6,794,996             7,342,309
                                                                           ---------------------- ---------------------
         Total current liabilities.......................................         2,320,377,574         2,103,905,453
                                                                           ---------------------- ---------------------
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................               839,973
Taxes payable............................................................             1,075,348               684,715
Acquisition related debt ................................................               100,633               100,633
Long-term bank and financial debt........................................               239,753               239,753
Other (Note 3 (i)).......................................................            11,127,253            15,133,341
Provision for lawsuits and contingencies (Note 6 (c))....................            17,254,671            19,831,019
                                                                           ---------------------- ---------------------
         Total non-current liabilities...................................            30,637,631            35,989,461
                                                                           ---------------------- ---------------------
         Total liabilities...............................................         2,351,015,205         2,139,894,914
                                                                           ---------------------- ---------------------
TEMPORARY TRANSLATION DIFFERENCES                                                    (2,444,276)            3,330,360
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................            28,206,862            31,476,831
SHAREHOLDERS' EQUITY (as per related statement)..........................            51,731,778           182,656,042
                                                                           ---------------------- ---------------------
         Total liabilities, Temporary translation differences, Minority
         interest in consolidated subsidiaries and Shareholders' equity..         2,428,509,569         2,357,358,147
                                                                           ====================== =====================

  The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (For the years ended December 31, 2004 and 2003)


                                                                                         December 31,
                                                                          ------------------------------------------
                                                                                  2004                   2003
                                                                          ------------------------------------------
                                                                                                $
                                                                          ------------------------------------------
Net revenues (Note 3 (j))..............................................         556,578,692           507,498,473
Operating costs
  Direct operating expenses (Exhibit)..................................        (266,381,282)         (245,004,104)
  General and administrative expenses (Exhibit)........................         (68,543,061)          (59,105,012)
  Selling and marketing expenses (Exhibit).............................         (45,953,118)          (35,377,838)
  Depreciation and amortization........................................        (116,537,180)         (150,085,893)
                                                                          ---------------------- -------------------
Operating gain ........................................................           59,164,051           17,925,626
Non-operating expenses
 Financial income / (expenses) and holding results, net
  On assets
    Result of exposure to inflation....................................                   -           (8,617,916)
    Exchange differences and results from conversion...................          16,950,468           (19,607,903)
    Bank expenses......................................................          (1,097,191)             (916,877)
    Holding gains/short-term investments...............................             353,178               348,813
    Interest...........................................................           3,175,072             2,200,607
  On liabilities
    Result of exposure to inflation....................................                    -            7,241,208
    Interest...........................................................        (209,421,721)         (195,576,259)
    Loan restatement ..................................................          (5,682,840)           (3,371,472)
    Exchange differences...............................................         (27,880,026)          275,528,045
    Tax on debits and credits to bank current accounts.................          (6,416,127)           (5,541,535)
    Commissions........................................................         (30,027,443)          (25,632,405)
  Other non-operating (expenses) / income, net (Note 3 (k))............          (4,004,496)            4,013,065
                                                                          ---------------------- -------------------
(Loss) / gain before income taxes, minority interest and equity in the
  gains / (losses) of affiliated companies.............................        (204,887,075)           47,992,997
Income taxes and / or tax on minimum notional income...................          73,361,736             8,069,210
                                                                          ---------------------- -------------------
(Loss) / gain before minority interest and equity in the gains /
  (losses) of affiliated companies.....................................        (131,525,339)           56,062,207
Equity in the gains / (losses) of affiliated companies.................           1,790,353             4,917,758
Minority interest in results of consolidated  subsidiaries.............          (1,189,278)              571,482
                                                                          ---------------------- -------------------
Net (loss) / gain .....................................................        (130,924,264)           61,551,447
                                                                          ====================== ===================
Net (loss) / gain per share............................................               (0.35)                 0.17
                                                                          ====================== ===================
Weighted average number of shares......................................         371,635,103           368,733,474
                                                                          ====================== ===================

 The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                                       MULTICANAL S.A.

                                  CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                      (For the years ended December 31, 2004 and 2003)



                                         ----------------------------------------------------------------------
                                                               SHAREHOLDERS' CONTRIBUTION
                        ---------------------------------------------------------------------------------------------------
                          Number of
                           issued
                        and authorized                Adjustments
                         common shares      Share          to          Adjustments      Merger      Irrevocable
                        par value Ps. 1    capital      capital      paid-in capital   premium    contributions    Reserve
                        ---------------------------------------------------------------------------------------------------
At January 1, 2003        366,821,037    366,821,037   469,187,808    1,052,448,962  33,930,620      4,814,066   64,519,465
Capital increase
resolved by the
Self-summoned
Extraordinary
Meeting of
Shareholders
dated August 8, 2003        4,814,066     4,814,066            -                -         -         (4,814,066)          -
Net gain for the year               -            -             -                -         -                 -            -
                        ---------------------------------------------------------------------------------------------------
At December 31, 2003      371,635,103   371,635,103    469,187,808    1,052,448,962  33,930,620             -    64,519,465
                        ---------------------------------------------------------------------------------------------------
Net loss for the year               -            -              -                -         -                -            -
                        ---------------------------------------------------------------------------------------------------
At December 31, 2004      371,635,103   371,635,103    469,187,808    1,052,448,962  33,930,620             -    64,519,465
                        ---------------------------------------------------------------------------------------------------




                        --------------------------------------------------
                                          Retained
                                           earnings       Total
                             Legal      (accumulated    shareholder's
                            reserve        deficit)      equity
                        --------------------------------------------------
At January 1, 2003          6,356,401   (1,876,973,764)  121,104,595
Capital increase
resolved by the
Self-summoned
Extraordinary
Meeting of
Shareholders
dated August 8, 2003             -                  -            -
Net gain for the year            -          61,551,447   61,551,447
                        --------------------------------------------------
At December 31, 2003        6,356,401   (1,815,422,317)  182,656,042
                        --------------------------------------------------
Net loss for the year               -     (130,924,264) (130,924,264)
                        --------------------------------------------------
At December 31, 2004        6,356,401   (1,946,346,581)   51,731,778
                        --------------------------------------------------


  The accompanying notes and exhibit are an integral part of these consolidated financial statement

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                (For the years ended December 31, 2004 and 2003)


                                                                                           December 31,
                                                                              ---------------------------------------
                                                                                      2004                2003
                                                                              ---------------------------------------
                                                                                                 $
                                                                              ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / gain for the year ............................................       (130,924,264)         61,551,447
Adjustments to reconcile net (loss) gain  to net cash provided by operating activities:
   Accrued income tax......................................................         (73,361,736)        (8,069,210)
   Depreciation and disposal of fixed assets...............................         110,461,460        144,728,560
   Intangible assets amortization..........................................           6,075,720          5,357,333
   Equity in the (gains) losses of affiliated companies....................          (1,790,353)        (4,917,758)
   Loan restatement .......................................................           5,682,840          3,371,472
   Interest accrued on financial liabilities and acquisition of cable......         207,620,340        192,388,394
   Result from restatement of negotiable obligations.......................          31,431,942       (267,891,173)
   Minority interest in results of consolidated subsidiaries...............           1,189,278           (571,482)
   Provision for lawsuits and contingencies................................             899,517          3,824,685
   Result of exposure to inflation from bank and financial debt and
   acquisition related debt in Argentine pesos ............................                   -             33,426
   Result from holding of long-term investments............................             (4,182)              2,379
   Income tax paid.........................................................         (12,228,433)        (7,964,405)
Decrease (increase) in assets
   Trade receivables.......................................................          (3,461,472)         9,565,327
   Other current assets....................................................           2,976,968           (811,344)
   Other non-current assets................................................          (4,053,885)         2,496,443
   Receivables from related parties........................................          (1,077,048)           836,588
Increase (decrease) in liabilities
   Debt with related parties...............................................              (5,370)        (1,007,974)
   Other current and non-current liabilities...............................            (530,044)        (5,858,600)
   Accounts payable and accrued liabilities................................         (19,094,312)       (14,687,074)
   Payroll and social security.............................................             478,271          1,756,893
   Current and non-current taxes payable...................................          (6,076,017)        (6,496,469)
   Provision for lawsuits and contingencies................................          (3,475,865)        (2,489,367)
   Temporary translation differences ......................................         (13,934,768)         4,110,874
                                                                              ---------------------------------------
Cash provided by operations................................................          96,798,587        109,258,965
                                                                              ---------------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals        (39,210,580)       (16,623,378)
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets...............................          (1,786,879)        (8,291,533)
Dividends received.........................................................           2,051,472                  -
                                                                              ---------------------------------------
Cash used in investment activities.........................................         (38,945,987)       (24,914,911)
                                                                              ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of acquisition related debt.....................................          (8,126,120)        (2,541,810)
Financial loans obtained...................................................              91,760                  -
Payment of interest on loans...............................................              (2,392)                 -
Decrease of minority interest in consolidated subsidiaries.................          (4,484,898)          (899,520)
                                                                              ---------------------------------------
Cash used in financing activities..........................................         (12,521,650)        (3,441,330)
                                                                              ---------------------------------------
INCREASE  IN CASH AND CASH EQUIVALENTS.....................................          45,330,950         80,902,724
Cash and cash equivalents at the beginning of year.........................         187,926,696        107,023,972
                                                                              ---------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR ..............................         233,257,646        187,926,696
                                                                              =======================================

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (For the years ended December 31, 2004 and comparatives)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b) Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima (the "Fifth Merger"), which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by $ 867,810, i.e. from $ 365,953,227 to $ 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of $ 1 par value and 5 votes each, delivered to Grupo Clarin S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comision Nacional de Valores (National Securities Commission or the "CNV") for administrative approval of such business reorganization process, as required by applicable regulations. Through Resolution No. 14928, on October 7, 2004 the CNV approved the Fifth Merger subject to the submission of evidence of the registration of the Fourth Merger with the Public Registry of Commerce, which registration was effected on October 22, 2004. The fifth merger and the capital increase resulting from the merger were registered at the Public Registry of Commerce on November 4, 2004 and November 26, 2004, respectively.


NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.  Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                               % of capital and votes held by
                                                         Multicanal
                                            ------------------------------------
                                              December 31,         December 31,
                                            ------------------------------------
                                                  2004                 2003
                                            ------------------------------------
                                                              %
                                            ------------------------------------
Subsidiaries
  Telesur Teledifusora Rio Cuarto S.A.           100.00               100.00
  Delta Cable S.A.                                84.00                84.00
  TV Cable San Francisco S.A.                    100.00               100.00
  A.V.C. Continente Audiovisual S.A.              90.00                90.00
  Televisora Privada del Oeste S.A.               51.00                51.00
  Pem S.A.                                       100.00               100.00
  CV Berazategui S.A.                             70.00                70.00
  San Lorenzo T.V. Cable S.A.                    100.00               100.00
  La Capital Cable S.A.                           50.00                50.00
  Chaco Cable Color S.R.L. (1)                   100.00               100.00
  Teledifusora San Miguel Arcangel S.A.           50.10                50.10
  Tevemundo S.A.                                 100.00               100.00
  Cable Imagen S.R.L. (1)                        100.00               100.00
  Television Dirigida S.A.E.C.A.                  89.39                89.39
  Cablevision Comunicaciones S.A.E.C.A.           89.81                89.81
  Tres Arroyos Televisora Color S.A.              74.92                71.06
  Wolves Television S.A.                         100.00               100.00
  Adesol S.A.                                    100.00               100.00
  Cable Video Sociedad Anonima                   100.00               100.00
  Hazen Limited                                  100.00                    -


(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

2.2.  Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of a period of high inflation. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the CNV, restatement of the financial statements was discontinued.

This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements. Had the provisions of those regulations been applied, the Company's shareholders' equity and results for the year ended December 31, 2003 would have decreased by $ 35 million and $ 32 million, respectively.

The rate used for purposes of restatement of items was the domestic wholesale price index published by the National Institute of Statistics and Census.

2.3.  Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). On February 19, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncement No. 21 "Proportional equity value - consolidation of financial statements - information to be disclosed on related parties" through Resolution MD No. 5/2003. The Technical Pronouncement and amendments thereto became effective for years commencing as from April 1, 2003. However, in General Resolution No. 459/04, the CNV extended application to fiscal years commencing on April 1, 2004, permitting advance application. This option, however, has not been adopted by the Company. That information is shown in Note 15.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company has maintained the same disclosure criteria used in previous years in relation to this matter, and will adopt the new accounting standards when so required by the control authorities.

Certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4. Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2003 which are presented for comparative purposes.

2.5.  Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)   Cash and Banks

Cash on hand was recorded at face value.

(b)   Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates.

The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the "APE") (See Note 12).

(c) Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time.

(d)   Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e)   Financial receivables and payables

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g)   Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Vision Comunicaciones S.A.E.C.A., Television Dirigida S.A.E.C.A., Orange Television Productions S.A., Cablepar S.A. and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation. Bridge Management Holdings Corp. and Hazen Limited were classified as integrated with the operations of the Company as established by Technical Pronouncement No. 18. On October 1, 2003, Orange Television Productions S.A. and Cablepar S.A. merged into Cable Vision Comunicaciones S.A.E.C.A.

On August 25, 2003, the controlled company Bridge Management Holdings Corp. was dissolved and, therefore, its assets and liabilities were assigned to Multicanal, as its sole shareholder. Until August 25, 2003 the operations carried out by Bridge Management Holdings Corp. were recognized on a consolidated basis with the Company's operations, as established by Technical Pronouncement No. 18.

The financial statements of the foreign companies that are not integrated, were translated into pesos at the rates of exchange prevailing at the end of the year. The exchange differences generated by that translation were charged to "Temporary translation differences" between liabilities and shareholders' equity and totaled $ (2,444,276) at December 31, 2004.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(h)   Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the year.

(i)   Intangible assets

Intangible assets represent basically exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the year.

(j)   Goodwill

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.2.

As from January 1, 2003, goodwill has not been amortized, as it had unspecified useful life directly related to the Company's business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value at the end of the year.

(k)   Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

The Company has analyzed the recoverability of the net deferred tax asset determined at December 31, 2004 based on its current business plans and has therefore recorded the net asset timing differences and loss carry-forwards it expects to offset in future fiscal years.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted, however, at December 31, 2004, this deviation has not had a material impact on these financial statements.

(l)   Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

The Company recognized minimum notional income tax accrued during the year and paid in previous years as a credit, as it estimates that it will be able to compute it as payment on account of income tax in future years.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(m)   Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company's legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(n)   Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The "share capital" account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the "adjustments to capital" account, in the shareholders' equity.

(o)   Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of the allowance for doubtful accounts.

(p)   Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(q)   Programming rights

Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(r)   Employee severance indemnities

Severance pay is expensed at the time of payment.

(s)   Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

NOTE 3  -  ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF
           OPERATIONS ACCOUNTS

                                                                                      December 31,
                                                                          -----------------------------------
                                                                                2004               2003
                                                                          -----------------------------------
                                                                                           $
                                                                          -----------------------------------
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
    Money market instruments...........................................           35,829            36,385
    Time deposits......................................................       50,750,108           173,845
    Other..............................................................          407,320           240,722
                                                                          ------------------ ----------------
                                                                              51,193,257           450,952
                                                                          ================== ================

                                      F-13

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                                                      December 31,
                                                                          -----------------------------------
                                                                                2004               2003
                                                                          -----------------------------------
                                                                                           $
                                                                          -----------------------------------
(b) Trade receivables
       From subscriptions..............................................       22,462,760        25,229,019
       From advertising................................................       11,163,661         9,212,702
       Notes receivable................................................           20,676            15,628
       From new businesses.............................................        2,021,377           794,041
       Credit cards....................................................        2,357,297         3,354,466
       From assurance..................................................        3,963,425         2,939,314
       Other...........................................................          169,005           379,051
    Allowance for doubtful accounts (Note 6 (a))
       From subscriptions..............................................     (17,756,612)      (20,285,188)
       From advertising................................................      (5,012,076)       (5,710,992)
       From new businesses.............................................        (400,159)         (400,159)
                                                                          ------------------ ----------------
                                                                              18,989,354        15,527,882
                                                                          ================== ================
(c) Other
    Advances to suppliers..............................................        6,526,297           791,057
    Receivables from minority shareholders.............................          334,206           520,326
    Tax advances.......................................................        3,797,906         3,406,427
    Deposits in guarantee..............................................          533,708           555,334
    Other receivables..................................................        6,936,622         9,004,290
    Prepaid expenses...................................................        5,247,245         5,446,394
    Advances to employees..............................................          395,474           309,154
    Judicial deposits .................................................       15,332,756        14,361,063
    Dividends receivable ..............................................          499,595                 -
    Other..............................................................       15,807,960        12,532,947
                                                                          -----------------------------------
                                                                              55,411,769        46,926,992
                                                                          ===================================
NON-CURRENT ASSETS
(d) Other
    Prepaid
    expenses...........................................................       19,147,204        22,561,980
    Net deferred tax assets............................................      433,647,041       352,245,799
    Tax advances.......................................................       11,020,208         4,396,391
    Deposits in guarantee..............................................          180,839           145,125
                                                                         ------------------------------------
                                                                             463,995,292       379,349,295
                                                                         ====================================

(e) Long-term investments
    Investments in companies carried under the equity method
         (Note 10).....................................................        6,190,058         7,286,400
       Advances for the purchase of companies..........................        6,912,000         6,785,500
    Provision for recovery of investments (Note 6 (d)) ................       (6,762,000)       (6,635,500)
    Investments in companies carried at cost ..........................          556,119         4,559,607
                                                                         ------------------------------------
                                                                               6,896,177        11,996,007
                                                                         ====================================
(f)  Goodwill
        Original Value.................................................    2,609,961,615     2,597,016,094
        Accumulated amortization ......................................     (855,283,555)     (850,174,853)
                                                                         ------------------------------------
                                                                           1,754,678,060     1,746,841,241
        Allowance for impairment of Goodwill ..........................     (574,158,802)     (574,158,802)
                                                                         ------------------------------------
                                                                           1,180,519,258     1,172,682,439
                                                                         ====================================

                                      F-14

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                                                      December 31,
                                                                          -----------------------------------
                                                                                2004               2003
                                                                          -----------------------------------
                                                                                           $
                                                                          -----------------------------------
CURRENT LIABILITIES
(g) Short-term bank and financial debt

    Overdraft facilities...............................................           57,144            57,144
    Corporate Bonds
       Capital.........................................................    1,513,398,960     1,490,545,620
       Interests payable...............................................      613,426,605       400,378,043
    Loans
       Capital.........................................................       44,694,027        44,601,647
       Interests payable and restatements..............................       37,067,824        28,237,616
                                                                         ------------------------------------
                                                                           2,208,644,560     1,963,820,070
                                                                         ====================================
(h)  Other
       Other provisions................................................          113,571           736,009
       Debt with minority shareholders.................................          259,704           244,646
       Dividends payable...............................................        2,260,626         2,347,300
       Sundry creditors................................................          762,010           545,052
       Other...........................................................        3,399,085         3,469,302
                                                                         ------------------------------------
                                                                               6,794,996         7,342,309
                                                                         ====================================
NON-CURRENT LIABILITIES
(i) Other
    Investments in companies carried under the equity method -
       Fintelco S.A. (Note 10).........................................       10,870,137        14,875,850
    Other..............................................................          257,116           257,491
                                                                         ------------------------------------
                                                                              11,127,253        15,133,341
                                                                         ====================================
CONSOLIDATED STATEMENT OF OPERATIONS
(j) Net revenues
    Gross sales
       From subscriptions..............................................      536,539,195       491,640,338
       From advertising................................................       13,982,829         9,311,394
       Other...........................................................        9,233,122         9,028,020
    Allowance for doubtful accounts
       From subscriptions..............................................       (3,004,007)       (2,499,494)
       From advertising - recovery.....................................         (172,447)           18,215
                                                                         ------------------------------------
                                                                             556,578,692       507,498,473
                                                                         ====================================
(k) Other non-operating income / (expenses), net
    Provision for lawsuits and contingencies...........................         (899,517)       (3,824,685)
    Income from tax deferral...........................................                -           906,337
    Indemnification paid...............................................         (518,000)                -
    Indemnification collected..........................................                -         1,571,916
    Uncollectibility of other receivables..............................                -          (567,641)
    Other..............................................................       (2,586,979)         5,927,138
                                                                         ------------------------------------
                                                                              (4,004,496)         4,013,065
                                                                         ====================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - PROPERTY AND EQUIPMENT



                                                                     December 31, 2004
                                        ---------------------------------------------------------------------------
                                           Original value        Accumulated        Net book value       Assets
                                                                 depreciation                         lives years
                                        ---------------------------------------------------------------------------
                                                                          $
                                        -------------------------------------------------------------
Installations, external wiring and             1,437,330,608     (1,158,972,517)         278,358,091      10
  transmission equipment.........
Properties.......................                122,283,816        (49,301,866)          72,981,950      50
Computer equipment...............                 71,055,348        (63,096,399)           7,958,949      5
Furniture, fixtures and tools....                 54,383,614        (50,831,235)           3,552,379      10
Vehicles.........................                 30,524,910        (27,277,422)           3,247,488      5
Materials, net of provision for
  obsolescence of materials......                 44,931,062                   -          44,931,062      -
                                                                                                          -
Work in progress.................                 12,543,681                   -          12,543,681
                                                                                                          -
Advances to suppliers............                  1,138,253                   -           1,138,253
                                        -------------------------------------------------------------
         Total...................              1,774,191,292     (1,349,479,439)         424,711,853
                                        =============================================================



                                                                    December 31, 2003
                                        ---------------------------------------------------------------------------
                                          Original value         Accumulated        Net book value       Assets
                                                                depreciation                          lives years
                                        ---------------------------------------------------------------------------
                                                                         $
                                        -------------------------------------------------------------
Installations, external wiring and             1,414,541,121     (1,073,969,643)         340,571,478      10
transmission equipment...........
Properties.......................                119,919,321        (43,448,764)          76,470,557      50
Computer equipment...............                 63,889,233        (59,143,983)           4,745,250      5
Furniture, fixtures and tools....                 53,295,943        (49,523,044)           3,772,899      10
Vehicles.........................                 29,896,109        (27,757,101)           2,139,008      5
Materials, net of provision for
  obsolescence of materials......                 57,212,629                   -          57,212,629      -
Work in progress.................                  9,088,949                   -           9,088,949      -
Advances to suppliers............                  1,848,205                   -           1,848,205      -
                                        -------------------------------------------------------------
         Total...................              1,749,691,510     (1,253,842,535)         495,848,975
                                        =============================================================

The consolidated net additions of fixed assets for the years ended December 31, 2004 and 2003 amounted to Ps 39,210,580 and Ps 16,623,378, respectively.

The consolidated depreciation of property and equipment for the years ended December 31, 2004 and 2003 amounted to Ps. 110,461,460 and Ps 144,728,560, respectively.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - INTANGIBLE ASSETS


                                                                        December 31, 2004
                                                ---------------------------------------------------------------
                                                                            Accumulated
                                                    Original value         amortization       Net book value
                                                ---------------------------------------------------------------
                                                                                $
                                                ---------------------------------------------------------------
Purchased subscribers......................             27,678,117           (12,642,411)         15,035,706
Others.....................................             40,987,996           (24,388,841)         16,599,155
                                                ---------------------------------------------------------------
         Total.............................             68,666,113           (37,031,252)         31,634,861
                                                 ==============================================================

                                                                       December 31, 2003
                                                 ---------------------------------------------------------------
                                                                             Accumulated
                                                   Original value           amortization       Net book value
                                                 ---------------------------------------------------------------
                                                                                $
                                                 ---------------------------------------------------------------
Purchased subscribers.......................            27,678,117           (11,212,372)         16,465,745
Others......................................            48,986,577           (30,368,772)         18,617,805
                                                ---------------------------------------------------------------
         Total..............................            76,664,694           (41,581,144)         35,083,550
                                                 ==============================================================

The consolidated amortization of intangible assets for years ended December 31, 2004 and 2003 amounted to Ps. 6,075,720 and Ps. 5,357,333, respectively.



NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)      Allowance for doubtful accounts


                                           December 31,                 December 31,                  December 31,
                                    --------------------------- ----------------------------- ------------------------------
                                        2004          2003           2004           2003          2004            2003
                                    --------------------------- ----------------------------- ------------------------------

                                         From subscriptions            From advertising             From new businesses
                                    ----------------------------------------------------------------------------------------
                                                                                $
                                    ----------------------------------------------------------------------------------------
Balance at the beginning of the
year..............................    20,285,188    22,251,308       5,710,992     6,437,303         400,159        403,123

Increase / (Decrease) (recorded
as loss)..........................     3,004,007     2,499,494         172,447       (18,215)              -              -

(Write-off) (*)...................    (5,532,583)   (4,465,614)       (871,363)     (708,096)              -         (2,964)
                                    ------------- ------------- --------------- ------------- --------------- --------------
Balance at the end of the  year...    17,756,612    20,285,188       5,012,076     5,710,992         400,159        400,159
                                    ============= ============= =============== ============= =============== ==============

(*) Includes result of exposure to inflation.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(b)   Provision for obsolescence of materials

                                                                      December 31,
                                                           ----------------------------------
                                                                 2004              2003
                                                           ----------------------------------
                                                                            $
                                                           ----------------------------------
Balance at the beginning of the  year....................       11,146,358       11,084,790
Increase (Decrease) of provision.........................         (110,325)          61,568
                                                           ----------------------------------
Balance at the end of the year...........................       11,036,033       11,146,358
                                                           ==================================

(c) Provision for lawsuits and contingencies
                                                                      December 31,
                                                           ----------------------------------
                                                                 2004              2003
                                                           ----------------------------------
                                                                            $
                                                           ----------------------------------
Balance at the beginning of the year.....................       19,831,019       18,495,701
Increase (recorded as loss)..............................          899,517        3,824,685
Decrease of provision (*)................................       (3,475,865)      (2,489,367)
                                                           ----------------------------------
Balance at the end of the  year..........................       17,254,671       19,831,019
                                                           ==================================
(*) Includes result of exposure to inflation.


(d) Provision for recovery of investments

                                                                      December 31,
                                                           ----------------------------------
                                                                 2004              2003
                                                           ----------------------------------
                                                                            $
                                                           ----------------------------------
Balance at the beginning of the year.....................        6,635,500        7,576,714
Increase (Decrease) of provision (*).....................          126,500         (941,214)
                                                           ----------------------------------
Balance at the end of the year...........................        6,762,000        6,635,500
                                                           ==================================


(*) Includes result of exposure to inflation and exchanges differences.



NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt, subject to restructuring under the terms of the APE, is made up as follows:



(a) US$ 125 million 9 1/4 % Notes due 2002 and US$ 125 million 10 1/2 % Notes due 2007

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9 1/4 % Notes due 2002 and the US$ 125 million 10 1/2 % Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC, and the Company concluded exchange offers involving those obligations on August 3, 1997 and September 4, 1998.

(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the Buenos Aires Stock Exchange ("BCBA").

    (i)  Issue of US$ 150 million Series C 10 1/2 % Notes due 2018

    On March 10, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10 1/2 % Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10 1/2 % payable semi-annually.

    The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

    The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

    On September 4, 1998, the Series C Notes were registered with the SEC, and the Company's exchange offer related to the Series C Notes was concluded on October 6, 1998.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the over-the-counter market ("MAE"), respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31, April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

   (i) Issue of US$ 175 million Series E Notes due 2009

       In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program.

       The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


       The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

       The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

       The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

       On September 13, 1999, the Series E Notes due 2009 were registered with the SEC, and the Company's exchange offer related to the Series E Notes was concluded on October 21, 1999.

  (ii) Issue of US$ 144 million Series J Floating Rate Notes due 2003

       On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

       The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5 1/2 %. Interest is payable on a quarterly basis.

       On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

       Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000. Consequently, the principal balance after such repurchases was as follows: Notes due 2002, US$ 96.7 million; Notes due 2007, US$ 98.8 million; Series C Notes, US$ 37.6 million; Series E Notes, US$ 130.8 and Series J Notes, US$ 144 million.


Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9 1/4 % Notes due 2002 and interest on its 10 1/2 % Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
12. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10 1/2 % Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. As agreed, the fees and total costs in relation to the restructuring process will depend on the result finally achieved.


Proposal for the restructuring of the financial debt

On January 31, 2003 the Company launched an offer to purchase (the "Cash Tender Offer") its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt").

On February 7, 2003, as a second stage of the restructuring process the Company announced that it was soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an APE which was successively extended until December 12, 2003, date on which the offer was closed, the Company having accepted it.

On July 25, 2003 the Company publicly announced the amendment of its Cash Tender Offer (the "Cash Tender Offer", as amended, the "Cash Option Solicitation") and the APE Solicitation as a result of the requests made by its creditors, including an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, modification of the minimum participation requirements of the APE Solicitation, modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

On December 10, 2003 a meeting of holders of all series of Existing Negotiable Obligations was held, the call of which was resolved by the Federal Court of Original Jurisdiction dealing with Commercial Matters No. 4, Clerk's Office 8, of the City of Buenos Aires, Argentina (the "Argentine Court"), as called for by
Section 45 bis of Law 24522 (LCQ). Holders of Existing Negotiable Obligations who voted for the Company's APE at that meeting, together with the holders of Bank Debt who had agreed to assume obligations under the APE, represented approximately 67.61% of the amount of the Existing Debt at June 30, 2003, for purposes of determining the degree of acceptance of the Company's APE. On December 17, 2003, after the filing made by the Company, the Argentine Court considered the requirements for the order for relief of APE to have been met and ordered the publication of the notices prescribed by Section 74 of the LCQ for filing opposition. The Company published those notices on December 31, 2003 and the time frame given to creditors for filing opposition to the APE expired on February 13, 2004.

On April 14, 2004 the Company was notified of the contents of the court ruling issued in the case captioned "Multicanal S.A. s/Acuerdo Preventivo Extrajudicial" under the jurisdiction of the Argentine court, rejecting the claims filed and confirming the APE filed by the Company (the "April 14 Decision").

The April 14 Decision also established the obligation to call those who have voted against or abstained from voting at the meeting held pursuant to Section 45 bis, as well as those who were absent, so that within 30 days counted as from the last publication of legal notices, (to be carried out for the term and in the locations noted for the meeting held under Section 45 bis of the Argentine Insolvency Law) were required to exercise the right granted to the rest of the creditors to elect among the three options presented, under the same conditions as those who had already made such election directly with the debtor; provided that in the case of silence such creditor's holdings shall be allocated to the Available Options (as such term is defined in the APE).

On October 4, 2004 the Court of Commercial Appeals confirmed the April 14 Decision and on December 14, 2004 dismissed the extraordinary appeal filed by State Street Bank & Trust Co. Reportedly, State Street Bank & Trust Co. has filed a "recurso de queja" with the National Supreme Court. The filing of this "recurso de queja" does not on its own impose on the Company's ability to implement the measures required by the decision confirming APE.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Subject to allocation as established in the APE, under the terms in which it was approved by the courts, each holder of the Company's Existing Debt that elected to participate in the Cash Option Solicitation will receive a cash payment of US$ 300 per US$ 1,000 of principal of Existing Debt. Furthermore, each holder that accepts the APE Solicitation will receive for each US$ 1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, subject to allocation as established in the APE under the terms in which it was approved by the courts, either:

       (i) U.S.$ 1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or

       (ii) U.S.$ 440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7- Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares").

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. The Company will recognize interest accrued on new securities from December 10, 2003, the date of the holding of a meeting with the holders of all Series of existing negotiable obligations, until the business day immediately prior to the date of delivery of the new securities.

The Company is seeking to (i) reacquire approximately US$ 125 million of the principal amount of the Existing Debt with an aggregate cash payment of US$ 37.5 million, (ii) exchange approximately U.S.$ 76.5 million principal amount of its Existing Debt for U.S.$ 80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$ 143.0 million principal amount of its Existing Debt for U.S.$ 143.0 million of its 7-Year Notes and (iv) capitalize approximately U.S.$
181.9 million principal amount of its Existing Debt. The rest of the conditions of the restructuring were included in the APE Solicitation.


NOTE 8 - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 (b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. On November 4, 2004, the Superintendency of Corporations registered the fifth merger and on November 26, 2004 the resulting capital was registered.

The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on June 2, 2003 in line with the Operating Agreement signed at the time of the Company's creation, and its shareholders contributed to Grupo Clarin S.A. the shares Multicanal Holding LLC held in the Company, as a result of which Grupo Clarin S.A. increased its participation in the Company.

Furthermore, on August 8, 2003, the Shareholders' Meeting of the Company resolved to increase the corporate capital by $ 4,814,066, through the capitalization of all irrevocable contributions recognized. Thus, the capital was increased to $ 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of $1 each and entitled to five votes per share, delivered to Grupo Clarin S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of $1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarin S.A. and 1,530,488, to Arte Grafico Editorial Argentino S.A. The Superintendency of Corporations approved the registration of the capital increase on February 15, 2005.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


As mentioned in Note 14, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution to be made by the controlling shareholder, Grupo Clarin S.A., amounting to US$ 15,000,000 and the capitalization of the financial debt offered, subject to confirmation by the Court of Appeals of the judgment approving the APE and compliance with the procedures contemplated therein.

As a result, the shares of the Company are currently held as follows:

==========================================================================================================
                                                         Number of shares
-------------------------------------------------------------------------------------------
              Shareholder                   Class A          Class B          Total            % Holding
----------------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                         202,963,617      50,521,104       253,484,721 (1)         68.21
Arte Grafico Editorial Argentino S.A.               -      118,150,382      118,150,382             31.79
                                          ----------------------------------------------------------------
Total                                     202,963,617      168,671,486      371,635,103            100.00
==========================================================================================================

(1) Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefonica de Contenidos S.A. Unipersonal.

At December 31, 2004 the losses recorded by the Company use up more than 50% of the capital stock and 100% of reserves. This circumstance will be corrected once the financial debt restructuring process undertaken by the Company has been concluded, in which case it will not be necessary to make an obligatory capital reduction as established by section 206 of the Corporations Law.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company made advance payment of US$ 2,300,000 on account of the total price and the seller issued a promissory note for the amount received, i.e. US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction.

As a result of the seller's failure to meet its obligations the final agreement was not signed and the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

The Company asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the Court accepted the petition and suspended the procedural terms. In view of the plaintiff's failure to pay court fees after having been ordered to pay, the Company requested lifting of the preliminary injunction, ending of the lawsuit and filing of the case. The judge did not end the case but accepted the lifting of the preliminary injunction, a ruling that was confirmed by the Court of Appeals on Civil and Commercial matters, Room 4. Confirmation by the Court is final.

The file was sent back to the original Court, where the proceeding will be continued. The Company cannot assure that following the lifting of the preliminary injunction it will be able to collect the sum due.

(ii)  Tres Arroyos Televisora Color S.A. trusts

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

As of December 31, 2004, the trustee transferred 3,241 shares to the Company under the Trust Agreement. The participations after the transfer are as follows: the Company owns 17,981 shares representing 74.92% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 6,019 shares representing 25.08% of the capital stock.


(iii) Acquisition of Telemas S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemas S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemas S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemas S.A. will continue to be in effect until those installments have been settled. On June 23, 2003, the Company and Adesol renegotiated the financing obligations that fell due from April 2003 through December 2003, the last installment having been paid on August 12, 2004. Consequently, no restriction applies to the Company regarding the sale of Adesol S.A. and Telemas S.A.

(iv) Setting up of Hazen Limited.

On November 4, 2004 Hazen Limited, a wholly-owned subsidiary of Multicanal, was set up abroad.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for an additional term of ten years. Applicable regulations establish that Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER") must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested that COMFER approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course.

(e) Claims by COMFER

(i) Administrative proceedings

The Company has sought participation in various installment plans in order to pay fines for breach of broadcasting regulations. As a result of those requests, the COMFER has assessed amounts totaling four hundred and seventy nine thousand, eight hundred and twenty nine pesos and fifty cents ($479,829.50), payable in their entirety through the granting of advertising seconds in favor of the Communications Media Secretariat of the Presidency of the Nation and the COMFER, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii) Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in these consolidated financial statements at December 31, 2004.

(iii) Demand for payment due to rejection of requests for exemption

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata is also analyzing the granting of an extension for the license holders to adapt their networks

According to applicable regulations, 5% of the year's profit must be applied to the legal reserves until it equals 20% of Company equity.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of November 30, 2004. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

 (h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". On October 1, 2004, the Company was notified of the dismissal of its extraordinary appeal.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Restrictions on the distribution of profits

As mentioned in Note 7, there are certain restrictions on the distribution of dividends by the Company due to the limitations and conditions contained in the debt instruments issued.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

                            Direct percentage    December 31,      December 31,
                            participation in
          Company             voting stock
--------------------------------------------------------------------------------
                                    %                2004            2003
                           -----------------------------------------------------
                                                              $
                                               ---------------------------------
VER T.V. S.A. .............       49.00             6,190,058        7,286,400
Fintelco S.A...............       50.00           (10,870,137)     (14,875,850)
                                               ---------------------------------
                                                   (4,680,079)      (7,589,450)
                                               =================================



NOTE 11 - ANTITRUST CONSIDERATIONS

On August 24, 1998 the Chamber of Commerce and the Consumer Protection Department of the Province of Entre Rios made a filing with the National Commission for the Defense of Competition ("CNDC"), alleging division of areas between Multicanal and its competitors. On May 4, 1999 the claim was answered. On June 24, 2004 the summary proceedings were concluded and notice was served under section 23 of Law 22262.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has submitted rebuttals to the CNDC, no assurance can be provided that a final decision will be favorable to it.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution.

The Commission penalized the companies with a fine, which in the case of the Company amounts to $ 352,859. The resolution under which the fine was applied was appealed by the Company on October 8, 2002. Court B of the Chamber of Criminal and Economic Matters suspended the fine established by the Secretariat for Defense of Competition. The Ministry of Economy appealed this ruling before the Supreme Court of Justice ("CSJN"), the file was remitted to the prosecutor for resolution.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, brought an action against Multicanal claiming uncompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The CNDC served notice under section 23 of Law No. 22262 in relation to this case and initiated summary proceedings. The Company made such presentation on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by the Company.

In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 and on November 26, 2003, respectively, the Company provided explanations in this regard. The case corresponding to Santa Fe was brought to trial. On December 9, 2004 Multicanal was notified of an injunction instructing it not to sell signal in the Gigacable area at a lower price than that charged in other areas. The Company filed a claim against that measure.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevision S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario;
(ii) engaged in monopolistic conduct. The Company answered that claim on October 6, 2003.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Rios filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal (as succeeding company of Video Cable 6 S.A.) and its competitors. On May 4, 1999, the Company filed an explanation brief. On February 4, 2005 the preliminary stage of the trial was concluded and notice was served under section 23 of Law No. 22262 to answer the claim and provide evidence.

On December 15, 2002 Arsenio Mendoza, from the city of Parana, brought a claim before the Consumer Protection Bureau in Entre Rios. The claim states that: i) Cable Video would carry out promotion activities in certain areas in which the plaintiff has not been included, ii) Cablevision S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video violate children's rights, as they are unsuitable for them. On August 15, 2003 the case entered the evidentiary stage and will be heard together with the the Gigacable case.



NOTE 12 - NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY


As of these consolidated financial statements the Company has been served with process on 35 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = $ 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge considered it sufficient at this time in order to disregard the credit invoked as "revealing factor" of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, the court of appeals having ratified the lower court decisions in those cases where plaintiffs have appealed such decisions.

The last two petitions for bankruptcy filed in Argentina after the holding of the Meeting held in accordance with in Section 45 bis have been suspended by an Argentine Court resolution.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that "the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos") do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that the Company has denominated its debt in US dollars does not mean that the Company has waived its right to assert that those obligations should be considered to have been converted to pesos. The Company's reason for denominating such debt in U.S. dollars is only to conclude the negotiation stage of the reorganization plan in a quick and effective manner in order to obtain creditors' acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that its debt is subject to pesification norms.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by Multicanal sought to initiate a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court").

On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to article 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE under the jurisdiction of the Argentine Court (the "APE Proceedings") to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE and its APE Proceedings to the fullest extent permitted under Argentine law, and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal's APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person's or party's participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code.

On August 27, 2004 the Company was notified of a preliminary decision issued by the US Bankruptcy Court in the proceeding initiated by the Company's Board of Directors as envisaged in article 304 of the U.S. Bankruptcy Code. Such decision establishes that if Multicanal S.A. were to comply with certain additional procedures relating only to two issues, a final decision could be expected in favor of the Company.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company made the filings required by the US Bankruptcy Court with respect to those additional procedures and on December 2, 2004 the Court subsequently issued a brief ruling stating that as a result of the comments made by Multicanal S.A in its filings it would issue a final ruling accepting the motion filed by the Board of Directors under the terms of sect. 304 of the US Bankruptcy Code (see Note 15).

NOTE 13 - ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved by the Argentine Court. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$ 15,000,000 to be made by the controlling shareholder Grupo Clarin S.A., under the terms of the trust agreement entered into with JPMorgan Chase Bank and the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All these decisions were unanimously approved and are subject to the final approval of the ruling approving the proceedings and completion of the procedures contemplated in the ruling.

On July 19, 2004, the Company's Board of Directors at the Shareholders' Meeting's instruction, resolved to file the Company's request to enter the public offering system, on July 20, 2004 having begun the procedure at the National Securities Commission to obtain the prequalification for the acceptance of the capital stock and the listing of Class D shares to be created by the conversion of Class C shares to enter the public offering system, subject to confirmation of the APE and after carrying out the procedures established in the ruling approving the reorganization.

On September 28, 2004 the Company's Board of Directors approved the issuance of series "A" and "B" Negotiable Obligations in an amount of up to US$ 150,000,000 each, under the Global Negotiable Obligations Program for US$ 300,000,000, which shall be issued and delivered according to the APE, once the APE has been confirmed and cannot be appealed.

On September 29, 2004, the Company made presentations before the CNV, BCBA and MAE to obtain the necessary approval for the delivery of the Series "A" and "B" negotiable obligations.

NOTE 14 - BALANCES AND OPERATIONS WITH RELATED COMPANIES

Below are the consolidated balances and operations of the Company with its related companies at December 31, 2004 and 2003.


Parent companies:

                                     December 31,2004                December 31, 2003
                               -----------------------------  ---------------------------------
                                                   Debtor          Amount            Debtor
                                 Amount for      (creditor)       for the          (creditor)
       Item / Operation           the year        balance           year            balance
   --------------------------  --------------  -------------  ---------------- ----------------
   Receivables from parent
      companies                           -         506,999               -         572,407
   Payables to parent
      companies                           -         (15,088)              -         (20,458)
   Sales of advertising             292,506               -         227,868               -
   Consultancy services            (722,835)              -               -               -
   Purchase of advertising       (4,356,110)              -      (4,719,781)              -


Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Other related companies:

                                        12.31.2004                       12.31.2003
                               -----------------------------  ---------------------------------
                                                   Debtor          Amount            Debtor
                                 Amount for      (creditor)       for the          (creditor)
       Item / Operation           the year        balance           year            balance
   --------------------------  --------------  -------------  ---------------- ----------------
   Trade receivables                      -       4,992,935               -       2,530,246
   Accounts payable                       -     (10,128,186)              -     (27,373,697)
   Sales of advertising           2,964,509               -       1,337,105               -
   Other sales                    2,245,695               -         857,984               -
   Publishing of magazines       (6,227,337)              -      (5,183,126)              -
   Programming services  (1)    (69,844,926)              -     (70,206,512)              -
   Advisory services (2)         (7,743,891)              -      (3,612,946)              -
   Purchase of advertising       (4,216,352)              -        (498,759)              -
   Other purchases               (2,226,170)              -               -               -


(1) Includes programming services purchased by Multicanal from Tele Red Imagen S.A. ("TRISA") and Television Satelital Codificada ("TSC"), companies of the group in which Grupo Clarin S.A. holds 50% of the capital stock.
(2) Fees for advice on administrative and financial, human resources, systems and purchases provided by Gestion Compartida S.A., a company wholly owned by Grupo Clarin S.A.

NOTE 15 - SUBSEQUENT EVENTS

After the ruling of December 2, 2004, Huff filed a petition before the Bankruptcy Court requesting suspension of any Final Order to be issued by the Court during the term of the appeal it said it would bring with a higher court. On January 6, 2005 the Bankruptcy Court dismissed the petition for suspension of the effects of the Final Order filed by Huff and issued a Final Order. Through that order (i) the petition is accepted in accordance with section 304 on condition that Multicanal S.A. comply with the custody of small US investors, which means that the approved out-of-court reorganization proceedings are fully applicable in the US as long as they are applicable in Argentina and with the same scope; (ii) bringing of action in the USA by the holders of existing bonds susceptible of interfering with the administration of the bankruptcy proceedings, either against the Company, its assets or third parties acting as agents in the out-of-court bankruptcy proceedings is forbidden, and (iii) the involuntary petition for the restructuring of liabilities without the debtor's consent promoted by Huff and other creditors under the terms of Chapter 11 of the US Bankruptcy Code was dismissed.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                                                                         Exhibit

       INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550
                 for the years ended December 31, 2004 and 2003

=================================================================================================================
                                     Direct         General and      Selling and        Total at December 31,
                                    operating     administrative      marketing     -----------------------------
            Caption                 expenses         expenses         expenses           2004            2003
-----------------------------------------------------------------------------------------------------------------
Payroll and social security         42,358,744       10,482,997       16,316,833      69,158,574      60,340,128
Employees' dismissals                1,114,411          263,049          350,072       1,727,532       2,840,347
Taxes rates and contributions        9,704,552        3,917,179       12,363,913      25,985,644      21,324,798
Insurance                                    -           15,368                -          15,368         184,767
Programming rights                 163,481,607                -                -     163,481,607     160,473,148
Printing and distribution of
  magazines                          7,773,162                -                -       7,773,162       6,623,336
Fees and compensation for
  services                           1,682,820       12,923,396           67,623      14,673,839      11,080,955
Commissions                          1,767,396       15,354,584          976,716      18,098,696      18,068,769
Overhead                               307,026          175,774            3,289         486,089       3,753,201
Personnel expenses                   4,451,035        2,438,181        2,352,685       9,241,901       6,437,214
Building expenses                      399,512        6,618,192                -       7,017,704       5,631,058
Vehicles expenses                      106,055        3,614,534          203,077       3,923,666       2,989,421
Rentals                             14,272,431        2,163,827                -      16,436,258      16,169,243
Security and surveillance                    -        2,451,919                -       2,451,919       1,668,381
Representation and travel
  expenses                                   -        1,057,486          135,344       1,192,830       1,214,571
Office expenses                        430,001        1,739,084                -       2,169,085       2,046,312
Publicity and advertising                    -                -       13,183,566      13,183,566       8,867,823
Sundry                              18,532,530        5,327,491                -      23,860,021       9,773,482
                                 --------------------------------------------------------------------------------
Total at December 31, 2004         266,381,282       68,543,061       45,953,118     380,877,461
                                 ================================================================================
Total at December 31, 2003         245,004,104       59,105,012       35,377,838                     339,486,954
=================================================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated March 11, 2005                           MULTICANAL S.A.



                                               By: /s/ Adrian Meszaros
                                                   -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer